FILE NO. 82-34736

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE
PALO ALTO, CALIFORNIA 94301-1908

TEL: (650) 470-4500
FAX: (650) 470-4570
www.skadden.com

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December 1, 2005

BY HAND DELIVERY

Securities and Exchange Commis
Division of Corporation Finance
Office of International Corporate
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and last updated on September 13, 2005, enclosed please find the 14th update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) one 288c and fifty-three 88(2) Companies House Filings, which fall under Annex B, Item 5 of the above referenced exemption application and (ii) twenty-three releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4593 with any questions regarding this update to the exemption application.

Very truly yours,

Melissa Schmelzer

Enclosures

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

12/5

FILE NO. 82-34736

UPDATE TO ANNEX B, ITEM 5

BLUEPRINT 2000

File No. 82-34736

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02231246

Company Name in full The Sage Group plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 26 Month 08 Year 2005

Name * Style / Title:

* Honours etc:

Forename(s): Paul Scott

Surname: Harrison

† Date of Birth: Day 24 Month 06 Year 1964

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

32 High Street, Gosforth

Post town: Newcastle upon Tyne

County / Region:

Postcode: NE3 1LX

Country: United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed [signature] **Date** 16.9.2005

(**~~director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Claire Naylor, The Sage Group plc, North Park,
Newcastle upon Tyne, NE13 9AA

Tel 0191 294 3000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

RECEIVED 2005 DEC -2 OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34736

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	200,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	81.10p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Deutsche Nominees Limited A/C DEP0001 Part ID 49001 Address 23 Great Winchester Street, London UK Postcode EC2P 2AX	Ordinary	200,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	200,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 26. May. 2005.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW3395 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3834		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.12		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

File No. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Ms Emily Reddy Address: 28 Grove Road London UK Postcode SW1 9 1B L	Ordinary	3,834
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode	TOTAL	3834

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 26.07.2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/PSO/MDG/0771 Tel: 01903 833264

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,117		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 5,117
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,117

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 26.7.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/703 Tel: 01903 833436
DX number DX exchange

File No. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,710		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092 Address **PO Box 1025, Commercial Union House** **39 Pilgrim Street** **Newcastle Upon Tyne** UK Postcode N E 9 9 1 S X	Class of shares allotted Ordinary	Number allotted 10,710
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 10,710

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date**

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./DW/E726 Tel: 01903 833161
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	08	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,924		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Ordinary	2,924
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	2,924

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 26.7.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/755 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	11	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	147.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details		Shares and share class allotted	
Name	Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address	PO Box 1025, Commercial Union House	Ordinary	12,000
	39 Pilgrim Street		
	Newcastle Upon Tyne		
	UK Postcode NE9 9 1SX		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		TOTAL	12,000
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/769	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	24,854	20,500	3,731
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	147.00p	134.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	49,085
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	49,085
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 25.7.05.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/790	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17,472		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	$0.778		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 17,472
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 17,472

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date**

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/863 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,386		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Ordinary	4,386
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	4,386

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/886 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2193		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 2193
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2193

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 25.07.2005

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/928 Tel: 01903 833161

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,193	5,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	204.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED DESIG SHAREOPT/PART ID 092	Class of shares allotted	Number allotted
Address PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Ordinary	7,193
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	7,193

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 28.07.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/PSO/JPE0993	Tel: 01903 833017
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,500	2,193	13,500
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	140.00p	171.00p	147.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE 99 1SX	Class of shares allotted: Ordinary	Number allotted: 27,193
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted: TOTAL	Number allotted: 27,193

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 25/7/05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/1014	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,250	10,234	5,266
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	180.40p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited (Desig: Shareopt Part id: 092)	Class of shares allotted	Number allotted
Address: PO Box 1025, Commercial Union House 39 Pilgrim Street, Newcastle Upon Tyne	Ordinary	20,484
UK Postcode: NE99 1SX		
Name: Ms.Nicola Margaret Whate	Class of shares allotted	Number allotted
Address: 24 Grasmere Close, Feltham Middlesex	Ordinary	5,266
UK Postcode: TW14 9QW		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**25,750**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 1.8.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC LB E1119 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11695		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address: PO Box 1025, Commercial Union House	Ordinary	11,695
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	11,695
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 29.7.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E1175 Tel: 01903 833161
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,456		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	71.48p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 1,456
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 1,456

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 29.7.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/1173	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6625		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Mr Christakis Asprou Address 64 Merryhills Drive Oakwood Enfield UK Postcode EN2 7NZ	Class of shares allotted Ordinary	Number allotted 6625
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 6625

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 4/8/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-PCT/1224 Tel: 01903 833264
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1652	3975	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	140.00p	112.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr Ade Odekeye Address 28 Hawthorne Avenue Mitcham Surrey UK Postcode CR4 3DN	Ordinary	430
Name Mrs Judith Reynolds Address 128 Western Way Pontekand Newcastle upon Tyne UK Postcode NE20 9LY	Ordinary	5197
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	5627

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date**

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./1185/PCT Tel: 01903 833264

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From	To
Day	28	
Month	07	
Year	2005	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 5,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 3.8.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E1208 Tel: 01903 833161

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,250		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	147.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 10,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **10,250**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./KT1281 Tel: 01903 833208

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	29	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2527		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	180.40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Mr Richard Shelton Address 55 Southgate Crescent Tiptree Colchester UK Postcode CO5 0QW	Class of shares allotted Ordinary	Number allotted 2527
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2527

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 4/8/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/PCT/1262 Tel: 01903 833264
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11696	20000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address: PO Box 1025, Commercial Union House	Ordinary	31696
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	31696
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 3.8.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./PCT/1297 Tel: 01903 833264

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	02	08	2005
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	48,000	10,100	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	58,100
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**58,100**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 16.8.2005.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./KT1342 Tel: 01903 833208

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4212		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	180.40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Tanja Kapar Address 3 keswick Gardens Woodley Reading UK Postcode RG5 3QB	Class of shares allotted Ordinary	Number allotted 4212
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4212

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 19 August 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./CB1413	Tel: 01903 833161
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6831	1053	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	112.00p	180.40p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name M/s. Julie O-Connor Address 160A Swaby Road Earlsfield LONDON UK Postcode SW1 8 3QY	Class of shares allotted Ordinary	Number allotted 1,053
Name Mr. Raymond Michael Woolfson Address 21B Rivermount Walton-on-Thames SURREY UK Postcode KT12 2PR	Class of shares allotted Ordinary	Number allotted 6,831
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,884

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 16. 8. 2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/N1391 Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12000	5117	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 17117
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 17117

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 16.8.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./PCT/1584	Tel: 01903 833264
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,193		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	2,193
39 Pilgrim Street		
Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	2,193
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 17/8/2005.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/1607	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13,000	19,006	8,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	140.00p	171.00p	204.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./LB/E1763	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,000	10,630	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	228.50p	$1.728	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	58,636
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**58,636**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 19 August 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./LB/E1763	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From	To
Day	16	
Month	08	
Year	2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,137	575	526
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	112.00p	140.00p	180.40p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: Mr Craig McDowall Address: 19 Laggan Road, Maidenhead, Berkshire UK Postcode SL6 7JY	Ordinary	6,859
Name: Mr Robert Mitchell Address: 23 Gloucester Street, New Hartley, Whitley Bay, Tyne and Wear UK Postcode NE25 0RH	Ordinary	1,853
Name: Mr Gerrard Thompson Address: 38 Firtrees, Whitehills Estate, Gateshead, Tyne and Wear UK Postcode NE10 8LE	Ordinary	526
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	9238

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 5.9.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/PSO/ND 1830 Tel: 01903 833262

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	17	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	204.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited · Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 10,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **10,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 5.9.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/1809	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	52390	5000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	US $1.63	£1.40	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	57,390
39 Pilgrim Street		
Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**57,390**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 5.9.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/MDG/E1768 Tel: 01903 833264
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,924		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 2,924
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,924

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 05.09.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JP1997 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	204.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Address P O Box 1025 Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne Part ID 092 Desig SHAREOPT UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 10,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 10,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 5.9.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/HB/E1990 Tel: 01903 833345
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	26	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	43,750	22,312	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	66,062
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	66,062

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 5.9.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./LB2056 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2193		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 2193
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2193

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 5.9.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/2067 Tel: 01903 833264
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13,750	5,848	12,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	140.00p	171.00p	204.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	31,598
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	31,598

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ Date 20.09.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JP2209 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,350		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street , Newcastle-upon-Tyne UK Postcode NE9 9 1SX	Ordinary	7,350
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	7,350

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 9.9.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/ARM/E2262 Tel: 01903 833161

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4212		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.804		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Ms Nicola Carey Address: 11 Matthew Road, Blyth, Northumberland UK Postcode NE24 3ET	Ordinary	2,106
Name: Mr Graeme Hind Address: 51 Mary Street, Blaydon on Tyne, Tyne & Wear UK Postcode NE21 4QA	Ordinary	2,106
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode	**TOTAL**	**4,212**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 14/9/05.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/PSO/MDG/2272	Tel: 01903 833264
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	50,500	12,500	6,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	140.00p	147.00p	204.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 69,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **69,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 12/9/05.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person Companies House should* contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./ARM/E2361 Tel: 01903 833161
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	631	8201	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.804	£2.285	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 8,201
Name Mr Timothy Duncan Address 5 Rickleton Avenue Chester-le-Street, County Durham UK Postcode DH3 4AE	Class of shares allotted Ordinary	Number allotted 631
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **8,832**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 19.09.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/MDG/E2501 Tel: 01903 833264
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5848		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	5,848
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	5,848
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 22.09.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E2594 Tel: 01903 833161
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12,500	22,791	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	204.50p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	35,291
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	35,291
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 22.09.2006

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/2630	Tel: 01903 833436
DX number	DX exchange

File No. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,696		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 11,696
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 11,696

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 21.3.2005

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/2599 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,193		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Ordinary	2,193
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	2,193

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 22.09.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/2645 Tel: 01903 833436

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	22	09	2005
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	50,000	20,000	5,848
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	136.00p	204.50p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 75,848
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 75,848

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 23.9.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/2722	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 5000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 29.09.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./NM2801	Tel: 01903 833345
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3580		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	180.40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Ms Janet Mary Glen Address 15 Beehive Lane, Binfield, Bracknell Berkshire UK Postcode RG12 8TX	Ordinary	2106
Name Mr Gregory Howard James Toogood Address 4 Ray Drive Maidenhead Berkshire UK Postcode SL6 8NG	Ordinary	1474
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**3580**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date**

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./GW/2102 Tel: 01903 833264
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	20,000	3,655	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	204.50p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	23,655
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	23,655
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 29.9.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person Companies House should* contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/2836 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	27	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2193	2907	13500
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	172.00p	147.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address: PO Box 1025, Commercial Union House	Ordinary	18600
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	18600
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 3/10/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./NM2838	Tel: 01903 833345
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	10,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	10,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 3/10/2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./NM2872	Tel: 01903 833345
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	60,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	$1.222		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:-

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 60,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 60,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 3/10/2003.

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./NM2895	Tel: 01903 833345
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	133	71	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	112.00p	140.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Ms Judith Reynolds Address 128 Western Road Ponteland Newcastle Upon Tyne UK Postcode NE20 9LY	Class of shares allotted Ordinary	Number allotted 204
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 204

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 14.10.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/HB/E3121	Tel: 01903 833004
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,106		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	180.40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Ms Maria Kimber Address 2 Carnoustie Close Consett County Durham UK Postcode DH8 5XQ	Class of shares allotted Ordinary	Number allotted 2,106
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,106

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 19.10.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/HB/E3381	Tel: 01903 833004
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

RECEIVED 2005 DEC -2 P 3:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2148		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	180.40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Mr David Usher Address 169 Clarence Road Windsor Berkshire UK Postcode SL4 5AP	Class of shares allotted Ordinary	Number allotted 2148
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2148

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 24/10/2005 .

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/PCT/3489 Tel: 01903 833017
DX number DX exchange

FILE NO. 82-34736

UPDATE TO ANNEX C

	Date	Press Information Title
1.	09-12-05	Holding(s) in Company
2.	09-19-05	Acquisition(s)
3.	09-20-05	Notice of Results
4.	09-22-05	Briefing: International Financial Reporting Standards
5.	09-30-05	Additional Listing
6.	10-05-05	Blocklisting Interim Review
7.	10-05-05	Blocklisting Interim Review
8.	10-05-05	Blocklisting Interim Review
9.	10-05-05	Blocklisting Interim Review
10.	10-05-05	Blocklisting Interim Review
11.	10-05-05	Blocklisting Interim Review
12.	10-05-05	Blocklisting Interim Review
13.	10-05-05	Blocklisting Interim Review
14.	10-11-05	Holding(s) in Company
15.	10-18-05	Trading Statement
16.	11-01-05	Holding(s) in Company
17.	11-02-05	Holding(s) in Company
18.	11-03-05	Holding(s) in Company
19.	11-10-05	Acquisition(s)
20.	11-11-05	Holding(s) in Company
21.	11-14-05	Holding(s) in Company
22.	11-17-05	Holding(s) in Company
23	11-30-05	Final Results

File No. 82-34736

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	16:06 12-Sep-05
Number	1626R

RNS Number:1626R
Sage Group PLC
12 September 2005

Sage Group plc ("the Company")

SECTION 198 COMPANIES ACT 1985

The Company received notification today from Threadneedle Asset Management Limited regarding the notifiable interest of Zurich Financial Services and its Group.

They have a notifiable interest in 51,785,352 ordinary shares of 1p each in the Company, representing 4.02% of the total issued share capital of the Company.

The shares are registered as follows:

Registered Owner	Ordinary 1p Shares
Bank of Ireland Nominees Ltd	36,746
Bank of Ireland Nominees Ltd	18,526
Bank of Ireland Nominees Ltd	244,728
BNY (OCS)Nominees Ltd a/c 219064	641,429
Littledown Nominees Ltd a/c 07199	274,685
Littledown Nominees Ltd a/c 07207	4,920,670
Littledown Nominees Ltd a/c 02642	2,409,121
Littledown Nominees Ltd a/c 21688	2,064,408
Littledown Nominees Ltd a/c 07205	2,293,813
Littledown Nominees Ltd a/c 02891	38,881,226
TOTAL	51,785,352

Notes

Littledown Nominees Ltd is a nominee for the ZFS Group subsidiaries: Zurich Assurance Ltd; Zurich Financial Services UK Pension Trustee Ltd; Eagle Star Executives Pension Trustee Ltd; Eagle Star Securities Ltd. It is also a nominee for various companies not within the ZFS Group.

BNY (OCS) Nominees Ltd is a nominee for the ZFS Group subsidiaries: Zurich Insurance Company (UK) Ltd and Zurich International (UK) Ltd. It is also a nominee for various companies not within the ZFS Group.

Bank of Ireland Nominees Ltd is a nominee for the ZFS Group subsidiaries: Eagle Star Insurance Company (Ireland) Ltd and Eagle Star Life Assurance Company of Ireland Ltd.

ZFS is Zurich Financial Services, a company incorporated in Switzerland.

This notification is made on behalf of:

Eagle Star Insurance Company (Ireland) Ltd, Eagle Star Life Assurance Company of

Ireland Ltd, Eagle Star Holding Company of Ireland, Eagle Star Group Holdings Ltd, Eagle Star Group Services Ltd, Zurich Assurance Ltd, Zurich Financial Services UK Pension Trustee Ltd, Eagle Star Executives Pension Trustee Ltd and Eagle Star Holdings Limited;

Zurich International (UK) Ltd, Zurich Life Insurance Company and Zurich Insurance Company (UK) Ltd;

Allied Zurich Holdings Ltd, Zurich Financial Services (UKISA)Ltd, Zurich Group Holding, Zurich Insurance Company and Allied Zurich plc, the intermediate holding companies of the aforementioned companies, and Zurich Financial Services, their ultimate holding company.

The shares could be available for lending and this could lead to a short term re-registration.

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34736

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Company	Sage Group PLC
TIDM	SGE
Headline	Acquisition(s)
Released	13:14 19-Sep-05
Number	PRNUK-1909

19 September 2005

Sage acquires French distribution industry software vendor Cogestib

The Sage Group plc ('Sage') announces that it has completed the acquisition of Cogestib, based in France, for an enterprise value of £7.7m. The acquisition will be paid for in cash.

Cogestib is the leading vendor of business management solutions for small to medium-sized businesses (SMBs) in the French car distribution sector, with over 3,000 customers. Its revenue for the year ended 31 December 2004 was £9.3 million, and its operating profit was £0.5 million. Cogestib already provides customisations, for this sector, of Sage's French software products.

All financial information calculated on the basis of £1 = 1.485 Euro

Enquiries

The Sage Group plc +44 (0) 191 294 3068 Tulchan +44 (0) 20 7353 4200

Paul Walker, Chief Executive Julie Foster

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 9,000 people worldwide.

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File No. 82-34736

AFX UK Focus Story

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Company	SAGE GROUP PLC ORD 1P
TIDM	SGE
Headline	Sage buys France's Cogestib for 7.7 mln stg
Released	13:41 19-Sep-05
Number	134125.19092005

LONDON (AFX) - Sage Group PLC, the business software group, said it has bought the French software firm Cogestib for 7.7 mln stg in cash.

Cogestib is a vendor of business management software for small to medium-sized businesses in the French car distribution sector, with over 3,000 customers. It had revenue of 9.3 mln stg and operating profit of 0.5 mln in 2004.

It already provides customisations of Sage's French software products.

newsdesk@afxnews.com

ak/

File No. 82-34736

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Company	Sage Group PLC
TIDM	SGE
Headline	Notice of Results
Released	11:34 20-Sep-05
Number	PRNUK-2009

Tuesday 20 September 2005

The Sage Group plc

Notification of preliminary results date and period-end trading update

The Sage Group plc ('Sage') will announce its preliminary results for the year ended 30 September 2005 on Wednesday 30 November 2005.

Sage will announce a period-end trading update for the year to 30 September 2005 on Tuesday 18 October 2005.

END

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File No. 82-34736

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Company	Sage Group PLC
TIDM	SGE
Headline	Briefing: International Financial Reporting Standards
Released	07:01 22-Sep-05
Number	PRNUK-2109

22 September 2005

The Sage Group plc ('Sage')

Briefing on the transition to International Financial Reporting Standards ('IFRS')

Sage will today hold a briefing for analysts and investors to explain the changes to Sage's financial reporting from the 2005/06 financial year onwards as a result of the adoption of IFRS.

The briefing will outline the accounting and presentational changes to Sage's reported results. The first results reported under IFRS will be for the six months to 31 March 2006 and, subsequently, the 12 months to 30 September 2006.

The briefing will also include an IFRS restatement of the results for Sage's last completed financial year, the 12 months to 30 September 2004. This will be an unaudited restatement, to show approximate estimates of the principal impacts of applying IFRS to this reporting period.

No new financial data for the year ended 30 September 2005, nor any price-sensitive information, will be disclosed at the briefing.

Results for the 12 months to 30 September 2005 will first be reported under prevailing UK GAAP on 30 November. These results will subsequently be restated under IFRS during early 2006.

Today's full presentation will be available at 3pm this afternoon on the Sage Group website, at www.sage.com/investors

##

Contact:

The Sage Group
+44 (0) 191 294 3055
Paul Harrison, Finance Director
Phil Branston, Investor Relations

Tulchan Communications
+44 (0) 20 7353 4200
Julie Foster

Stephen Malthouse

Notes to editors:
The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 9,000 people worldwide.

File No. 82-34736

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File No. 82-34736

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Additional Listing
Released	09:28 30-Sep-05
Number	0053S

RNS Number:0053S
Sage Group PLC
30 September 2005

The Sage Group plc

Application has been made to the London Stock Exchange and the UK Listing Authority of the FSA for the Block Listing of 600,000 Ordinary shares of 1p each fully paid, ranking pari passu with the existing Ordinary shares, to the Official List.

These shares will be issued pursuant to the rules of the State of the Art Stock Option Plan.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	15:10 05-Oct-05
Number	2607S

RNS Number:2607S
Sage Group PLC
05 October 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

1. Name of applicant: THE SAGE GROUP PLC

2. Name of scheme THE SAGE GROUP 1999 EXECUTIVE SHARE OPTION SCHEME

3. Period of return: From 26.03.2005 To 25.09.2005

4. Balance under scheme from previous return:

2,353,632 ORDINARY SHARES OF 1P EACH AT 26.03.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

581,273 ORDINARY SHARES OF 1P EACH

7. Balance under scheme not yet issued / allotted at end of period

1,772,359 ORDINARY SHARES OF 1P EACH AT 25.09.05

8. Number and class of securities originally listed and the date of admission

ORDINARY SHARES OF 1P EACH:
1,000,000: 17.01.2003 & 2,000,000: 13.12.2004

File No. 82-34736

9. Total number of securities in issue at the end of the period

1,285,206,327

Name of contact	CLAIRE NAYLOR
Address of contact	THE SAGE GROUP PLC, NORTH PARK, NEWCASTLE UPON TYNE, NE13 9AA
Telephone number of contact	0191 294 3000

Signed by

company secretary
for and on behalf of

THE SAGE GROUP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	15:16 05-Oct-05
Number	2610S

RNS Number:2610S
Sage Group PLC
05 October 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

1. Name of applicant: THE SAGE GROUP PLC

2. Name of scheme THE STATE OF THE ART STOCK OPTION PLAN

3. Period of return: From 26.03.2005 To 25.09.2005

4. Balance under scheme from previous return:

144,188 ORDINARY SHARES OF 1P EACH AT 26.03.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

80,492 ORDINARY SHARES OF 1P EACH

7. Balance under scheme not yet issued / allotted at end of period

63,696 ORDINARY SHARES OF 1P EACH AT 25.09.05

8. Number and class of securities originally listed and the date of admission

ORDINARY SHARES OF 1P EACH:

100,000: 23.02.2000,

File No. 82-34736

500,000: 12.04.2000 &
500,000: 17.01.2003

9. Total number of securities in issue at the end of the period

1,285,206,327

Name of contact	CLAIRE NAYLOR
Address of contact	THE SAGE GROUP PLC, NORTH PARK, NEWCASTLE UPON TYNE, NE13 9AA
Telephone number of contact	0191 294 3000

Signed by

company secretary
for and on behalf of

THE SAGE GROUP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	15:24 05-Oct-05
Number	2609S

RNS Number:2609S
Sage Group PLC
05 October 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

1. Name of applicant:	The Sage Group plc
2. Name of scheme	Best Programs Inc 1992 Stock Option Plan & Best Software Inc. 1997 Stock Incentive Plan
3. Period of return: From:	26.03.2005 To: 25.09.2005
4. Balance under scheme from previous return:	986,992 Ordinary shares of 1p each at 26.03.05
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A
6. Number of securities issued/ allotted under scheme during period:	1,456 Ordinary shares of 1p each
7. Balance under scheme not yet issued/allotted at end of period	985,536 Ordinary shares of 1p each at 25.09.05
8. Number and class of securities originally listed and the date of admission	Ordinary Shares of 1p each: 1,000,000: 12.12.2000

File No. 82-34736

9. Total number of securities in issue at the end of the period	1,285,206,327
Name of contact	Claire Naylor
Address of contact	The Sage Group plc, North Park, Newcastle upon Tyne, NE13 9AA
Telephone number of contact	0191 294 3000

SIGNED BY

company secretary
for and on behalf of

The Sage Group plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	15:26 05-Oct-05
Number	2608S

RNS Number:2608S
Sage Group PLC
05 October 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

1. Name of applicant: THE SAGE GROUP PLC

2. Name of scheme: THE SAGE GROUP (No.2) EXECUTIVE SHARE OPTION SCHEME

3. Period of return: From: 26.03.2005 To: 25.09.2005

4. Balance under scheme from previous return: 1,487,609 ORDINARY SHARES OF 1p EACH AT 26.03.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A

6. Number of securities issued/allotted under scheme during period:
672,060 ORDINARY SHARES OF 1p EACH

7. Balance under scheme not yet issued / allotted at end of period:
815,549 ORDINARY SHARES OF 1p EACH AT 25.09.05

8. Number and class of securities originally listed and the date of admission:
ORDINARY SHARES OF 1p EACH:
900,000: 23.02.2000, 5,000,000: 12.12.2000
5,000,000: 17.01.2003 & 2,000,000: 13.12.2004

9. Total number of securities in issue at the end of the period: 1,285,206,327

Name of contact: CLAIRE NAYLOR

File No. 82-34736

Address of contact: THE SAGE GROUP PLC, NORTH PARK,
NEWCASTLE UPON TYNE, NE13 9AA

Telephone number of contact: 0191 294 3000

Signed by

company secretary

for and on behalf of

THE SAGE GROUP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	15:27 05-Oct-05
Number	2611S

RNS Number:2611S
Sage Group PLC
05 October 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

1. Name of applicant: THE SAGE GROUP PLC

2. Name of scheme THE SAGE GROUP SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return: From 26.03.2005 To 25.09.2005

4. Balance under scheme from previous return:

3,933,110 ORDINARY SHARES OF 1P EACH AT 26.03.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

81,183 ORDINARY SHARES OF 1P EACH

7. Balance under scheme not yet issued / allotted at end of period

3,851,927 ORDINARY SHARES OF 1P EACH AT 25.09.05

8. Number and class of securities originally listed and the date of admission

ORDINARY SHARES OF 1P EACH:

1,000,000: 23.02.2000 &

File No. 82-34736

6,000,000: 17.01.2003

9. Total number of securities in issue at the end of the period

1,285,206,327

Name of contact	CLAIRE NAYLOR
Address of contact	THE SAGE GROUP PLC, NORTH PARK, NEWCASTLE UPON TYNE, NE13 9AA
Telephone number of contact	0191 294 3000

Signed by

company secretary
for and on behalf of

THE SAGE GROUP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	15:27 05-Oct-05
Number	2613S

RNS Number:2613S
Sage Group PLC
05 October 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

1. Name of applicant: The Sage Group plc

2. Name of scheme The Sage Group Savings Related Share Option Scheme (German Schedule)

3. Period of return: From: 26.03.2005 To: 25.09.2005

4. Balance under scheme from previous return: 100,000 Ordinary shares of 1p each at 26.03.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A

6. Number of securities issued/ allotted under scheme during period: 0

7. Balance under scheme not yet issued/allotted at end of period 100,000 Ordinary shares of 1p each at 25.09.05

8. Number and class of securities originally listed and the date of admission Ordinary Shares of 1p each: 100,000: 17.01.2003

9. Total number of securities in

File No. 82-34736

issue at the end of the period	1,285,206,327
Name of contact	Claire Naylor
Address of contact	The Sage Group plc, North Park, Newcastle upon Tyne, NE13 9AA
Telephone number of contact	0191 294 3000

SIGNED BY

company secretary
for and on behalf of

The Sage Group plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34736

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	15:35 05-Oct-05
Number	2612S

RNS Number:2612S
Sage Group PLC
05 October 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

1. Name of applicant: THE SAGE GROUP PLC

2. Name of scheme THE SAGE GROUP SAVINGS RELATED SHARE OPTION SCHEME (IRELAND)

3. Period of return:

From 26.03.2005 To 25.09.2005

4. Balance under scheme from previous return: 197,162 ORDINARY SHARES OF 1P EACH AT 26.03.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A

6. Number of securities issued/allotted under scheme during period: 0

7. Balance under scheme not yet issued / allotted at end of period

197,162 ORDINARY SHARES OF 1P EACH AT 25.09.05

8. Number and class of securities originally listed and the date of admission

ORDINARY SHARES OF 1P EACH: 200,000: 17.01.2003

9. Total number of securities in issue at the end of the period 1,285,206,327

Name of contact CLAIRE NAYLOR

Address of contact THE SAGE GROUP PLC, NORTH PARK
NEWCASTLE UPON TYNE, NE13 9AA

Telephone number of contact 0191 294 3000

Signed by

/company secretary
for and on behalf of

THE SAGE GROUP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	15:36 05-Oct-05
Number	2614S

RNS Number:2614S
Sage Group PLC
05 October 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

1. Name of applicant: The Sage Group plc

2. Name of scheme The Sage Plan D'Epargne Entreprise

3. Period of return: From: 26.03.2005 To: 25.09.2005

4. Balance under scheme from previous return: 946,173 Ordinary shares of 1p each at 26.03.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A

6. Number of securities issued/ allotted under scheme during period: 80,011

7. Balance under scheme not yet issued/allotted at end of period 866,162 Ordinary shares of 1p each at 25.09.05

8. Number and class of securities originally listed and the date of admission Ordinary Shares of 1p each: 400,000: 17.01.2003 & 1,000,000: 31.03.2004

9. Total number of securities in issue at the end of the

period	1,285,206,327
Name of contact	Claire Naylor
Address of contact	The Sage Group plc, North Park, Newcastle upon Tyne, NE13 9AA
Telephone number of contact	0191 294 3000

SIGNED BY

company secretary
for and on behalf of

The Sage Group plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	11:15 11-Oct-05
Number	4888S

RNS Number:4888S
Sage Group PLC
11 October 2005

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification on 11 October 2005 that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 67,143,018 Ordinary shares of 1p each of the Company.

This represents 5.224% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

Registered Holder	Number of Shares
Chase Nominees Limited	974,200
Nortrust Nominees	552,400
Mellon Nominees (UK) Limited	56,900
Total	1,583,500

Capital International Limited

Registered Holder	Number of Shares
State Street Nominees Limited	484,870
Bank of New York Nominees	16,241,390
Nortrust Nominees Limited	4,450,310
Chase Nominees Limited	6,958,960
Midland Bank plc	405,300
Bankers Trust	472,900
Barclays Bank	244,000
Citibank London	1,222,673
Morgan Guaranty	714,900
Nortrust Nominees Limited	9,683,278
Royal Bank of Scotland	790,000
State Street Bank & Trust Co.	2,132,067
Citibank	223,636
Deutsche Bank AG	3,330,699
HSBC Bank plc	2,154,100
Mellon Bank N.A.	954,700
Northern Trust South Africa	340,000
KAS UK	70,700

File No. 82-34736

Mellon Nominees (UK) Limited	233,600
Bank One London	291,800
Total	51,399,883

Capital International S.A

Registered Holder	Number of Shares
Bank of New York Nominees	56,800
Chase Nominees Limited	1,414,500
Royal Bank of Scotland	136,100
Midland Bank plc	20,200
Lloyds Bank	53,500
Citibank Toronto	27,800
HSBC Bank plc	351,400
Total	2,060,300

Capital International, Inc.

Registered Holder	Number of Shares
State Street Nominees Limited	3,484,100
Bank of New York Nominees	1,338,534
Chase Nominees Limited	4,456,700
Nortrust Nominees	579,000
Northern Trust	72,400
Midland Bank plc	131,000
State Street Bank & Trust Co	987,800
Citibank NA Toronto	545,335
HSBC Bank plc	123,766
Citibank London	47,700
J P Morgan Chase Bank	171,400
Bankers Trust	53,100
Citibank London	108,500
Total	12,099,335

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34736

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Trading Statement
Released	07:00 18-Oct-05
Number	PRNUK-1710

18 October 2005

The Sage Group plc - Trading update for the year ended 30 September 2005

Revenues and pre-tax profit both in line with market expectations

The Sage Group plc is today providing an update on trading performance (unaudited) for the year ended 30 September 2005. Full details of the Group's financial performance for the year will be provided in the preliminary results announcement on 30 November 2005.

Revenues grew by 14%* over the prior year to approximately £777m and pre-tax profit grew by 13% to approximately £204m, both in line with market expectations.

*Figures stated at constant exchange rates based on the average for the year ended 30 September 2005.

Enquiries 020 7353 4200

Tulchan Communications

Julie Foster

END

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Company	SAGE GROUP PLC ORD 1P
TIDM	SGE
Headline	Sage says FY sales, pretax in line with market expectations
Released	07:25 18-Oct-05
Number	072519.18102005

LONDON (AFX) - Sage Group PLC said sales and pretax profit for the year to end September 2005 were both in line with market expectations.

Full-year sales for the software group rose 14 pct on a constant exchange rate basis to about 777 mln stg, while pretax profit grew 13 pct to about 204 mln.

Full details of the results will be announced on Nov 30.

newsdesk@afxnews.com

jc

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	10:57 01-Nov-05
Number	4407T

RNS Number:4407T
Sage Group PLC
01 November 2005

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification on 31 October 2005 that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 66,737,618 Ordinary shares of 1p each of the Company.

This represents 5.193% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

Registered Holder		Number of Shares
Chase Nominees Limited		974,200
Nortrust Nominees		552,400
	Total	1,526,600

Capital International Limited

Registered Holder	Number of Shares
State Street Nominees Limited	484,870
Bank of New York Nominees	15,971,490
Nortrust Nominees Limited	4,450,310
Chase Nominees Limited	7,565,260
Midland Bank plc	405,300
Bankers Trust	472,900
Barclays Bank	244,000
Citibank London	1,222,673
Morgan Guaranty	714,900
Nortrust Nominees Limited	9,495,578
Royal Bank of Scotland	790,000
State Street Bank & Trust Co.	2,132,067
Citibank	223,636
Deutsche Bank AG	3,330,699
HSBC Bank plc	2,154,100
Mellon Bank N.A.	954,700
Northern Trust South Africa	340,000
KAS UK	70,700

Mellon Nominees (UK) Limited	233,600
Bank One London	291,800
Total	51,548,583

Capital International S.A

Registered Holder	Number of Shares
Bank of New York Nominees	56,800
Chase Nominees Limited	808,200
Royal Bank of Scotland	136,100
Midland Bank plc	20,200
Lloyds Bank	53,500
Citibank Toronto	27,800
HSBC Bank plc	351,400
Total	1,454,000

Capital International, Inc.

Registered Holder	Number of Shares
State Street Nominees Limited	3,484,100
Bank of New York Nominees	1,338,534
Chase Nominees Limited	4,456,700
Nortrust Nominees	579,000
Northern Trust	72,400
Midland Bank plc	131,000
State Street Bank & Trust Co	987,800
Citibank NA Toronto	654,435
HSBC Bank plc	123,766
Citibank London	47,700
J P Morgan Chase Bank	171,400
Bankers Trust	53,100
Citibank London	108,500
Total	12,208,435

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	14:33 02-Nov-05
Number	5380T

RNS Number:5380T
Sage Group PLC
02 November 2005

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification on 1 November 2005 that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 66,584,718 Ordinary shares of 1p each of the Company.

This represents 5.181% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

Registered Holder		Number of Shares
Chase Nominees Limited		974,200
Nortrust Nominees		552,400
	Total	1,526,600

Capital International Limited

Registered Holder	Number of Shares
State Street Nominees Limited	484,870
Bank of New York Nominees	15,818,590
Nortrust Nominees Limited	4,450,310
Chase Nominees Limited	7,565,260
Midland Bank plc	405,300
Bankers Trust	472,900
Barclays Bank	244,000
Citibank London	1,222,673
Morgan Guaranty	714,900
Nortrust Nominees Limited	9,495,578
Royal Bank of Scotland	790,000
State Street Bank & Trust Co.	2,132,067
Citibank	223,636
Deutsche Bank AG	3,330,699
HSBC Bank plc	2,154,100
Mellon Bank N.A.	954,700
Northern Trust South Africa	340,000
KAS UK	70,700

Mellon Nominees (UK) Limited	233,600
Bank One London	291,800
Total	51,395,683

Capital International S.A

Registered Holder	Number of Shares
Bank of New York Nominees	56,800
Chase Nominees Limited	808,200
Royal Bank of Scotland	136,100
Midland Bank plc	20,200
Lloyds Bank	53,500
Citibank Toronto	27,800
HSBC Bank plc	351,400
Total	1,454,000

Capital International, Inc.

Registered Holder	Number of Shares
State Street Nominees Limited	3,484,100
Bank of New York Nominees	1,338,534
Chase Nominees Limited	4,456,700
Nortrust Nominees	579,000
Northern Trust	72,400
Midland Bank plc	131,000
State Street Bank & Trust Co	987,800
Citibank NA Toronto	654,435
HSBC Bank plc	123,766
Citibank London	47,700
J P Morgan Chase Bank	171,400
Bankers Trust	53,100
Citibank London	108,500
Total	12,208,435

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	11:13 03-Nov-05
Number	5889T

RNS Number:5889T
Sage Group PLC
03 November 2005

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification on 2 November 2005 that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 66,633,218 Ordinary shares of 1p each of the Company.

This represents 5.185% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

Registered Holder		Number of Shares
Chase Nominees Limited		974,200
Nortrust Nominees		552,400
	Total	1,526,600

Capital International Limited

Registered Holder	Number of Shares
State Street Nominees Limited	484,870
Bank of New York Nominees	15,818,590
Nortrust Nominees Limited	4,498,810
Chase Nominees Limited	7,565,260
Midland Bank plc	405,300
Bankers Trust	472,900
Barclays Bank	244,000
Citibank London	1,222,673
Morgan Guaranty	714,900
Nortrust Nominees Limited	9,495,578
Royal Bank of Scotland	790,000
State Street Bank & Trust Co.	2,132,067
Citibank	223,636
Deutsche Bank AG	3,330,699
HSBC Bank plc	2,154,100
Mellon Bank N.A.	954,700
Northern Trust South Africa	340,000
KAS UK	70,700

Mellon Nominees (UK) Limited	233,600
Bank One London	291,800
Total	51,444,183

Capital International S.A

Registered Holder	Number of Shares
Bank of New York Nominees	56,800
Chase Nominees Limited	808,200
Royal Bank of Scotland	136,100
Midland Bank plc	20,200
Lloyds Bank	53,500
Citibank Toronto	27,800
HSBC Bank plc	351,400
Total	1,454,000

Capital International, Inc.

Registered Holder	Number of Shares
State Street Nominees Limited	3,484,100
Bank of New York Nominees	1,338,534
Chase Nominees Limited	4,456,700
Nortrust Nominees	579,000
Northern Trust	72,400
Midland Bank plc	131,000
State Street Bank & Trust Co	987,800
Citibank NA Toronto	654,435
HSBC Bank plc	123,766
Citibank London	47,700
J P Morgan Chase Bank	171,400
Bankers Trust	53,100
Citibank London	108,500
Total	12,208,435

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Acquisition
Released	07:01 10-Nov-05
Number	PRNUK-1011

10 November 2005

Sage acquires French business management software vendor Adonix

The Sage Group plc ('Sage') announces that it has agreed to acquire Adonix S.A. ('Adonix'), a vendor of business management software, based in France, for an enterprise value of £78.4 million, to be paid in cash. The acquisition excludes the businesses of Meta 4 and Formula, previously part of the Adonix Group. The acquisition is expected to complete within one week of this announcement.

Adonix is a vendor of a suite of advanced business management solutions for mid-market businesses, including industry-specific software for real estate and manufacturing. Adonix has approximately 5,000 customers.

Adonix's revenue for the year ended 31 December 2004 was £42.6 million* and its operating profit was £9.6 million*. At 31 December 2004 it had net assets of £ 12.4 million*.

Paul Walker, Sage Chief Executive, commented, 'Acquiring Adonix strengthens our leading market position in France. Adonix will provide advanced solutions for our existing mid-market customers. In addition, Sage's strong brand will help attract new customers to Adonix's products, whilst our customer service and marketing expertise will enable us to sell more software and services to Adonix's customer base.'

*All financial information calculated on the basis of £1 = Euro 1.480, and excluding Meta 4 and Formula.

Enquiries

The Sage Group plc +44 (0) 191 255 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan +44 (0) 20 7353 4200

Julie Foster

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 9,000 people worldwide.

END

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File No. 82-34736

AFX UK Focus Story

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Company	SAGE GROUP PLC ORD 1P
TIDM	SGE
Headline	Sage buys French business software vendor Adonix for 78.4 mln stg cash
Released	08:01 10-Nov-05
Number	080130.10112005

LONDON (AFX) - Sage Group PLC is to acquire Adonix SA, a vendor of business management software based in France, for 78.4 mln stg in cash.

The acquisition excludes the businesses of Meta 4 and Formula, previously part of the Adonix Group.

Adonix is a vendor of a suite of advanced business management solutions for

mid-market businesses, including industry-specific software for real estate and

manufacturing, Sage said. Adonix has approximately 5,000 customers.

Paul Walker, Sage Chief Executive, said: 'Acquiring Adonix strengthens our

leading market position in France.... Sage's strong brand will help attract new customers to Adonix's products, whilst our customer service and marketing expertise will enable us to sell more software and services to Adonix's customer base.'

tc

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	14:53 11-Nov-05
Number	0283U

RNS Number:0283U
Sage Group PLC
11 November 2005

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification on 11 November 2005 that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 66,528,218 Ordinary shares of 1p each of the Company.

This represents 5.177% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

Registered Holder		Number of Shares
Chase Nominees Limited		974,200
Nortrust Nominees		552,400
	Total	1,526,600

Capital International Limited

Registered Holder	Number of Shares
State Street Nominees Limited	484,870
Bank of New York Nominees	15,818,590
Nortrust Nominees Limited	4,498,810
Chase Nominees Limited	7,565,260
Midland Bank plc	405,300
Bankers Trust	367,900
Barclays Bank	244,000
Citibank London	1,222,673
Morgan Guaranty	714,900
Nortrust Nominees Limited	9,495,578
Royal Bank of Scotland	790,000
State Street Bank & Trust Co.	2,132,067
Citibank	223,636
Deutsche Bank AG	3,330,699
HSBC Bank plc	2,154,100
Mellon Bank N.A.	954,700
Northern Trust South Africa	340,000
KAS UK	70,700

Mellon Nominees (UK) Limited	233,600
Bank One London	291,800
Total	51,339,183

Capital International S.A

Registered Holder	Number of Shares
Bank of New York Nominees	56,800
Chase Nominees Limited	808,200
Royal Bank of Scotland	136,100
Midland Bank plc	20,200
Lloyds Bank	53,500
Citibank Toronto	27,800
HSBC Bank plc	351,400
Total	1,454,000

Capital International, Inc.

Registered Holder	Number of Shares
State Street Nominees Limited	3,484,100
Bank of New York Nominees	1,338,534
Chase Nominees Limited	4,456,700
Nortrust Nominees	579,000
Northern Trust	72,400
Midland Bank plc	131,000
State Street Bank & Trust Co	987,800
Citibank NA Toronto	654,435
HSBC Bank plc	123,766
Citibank London	47,700
J P Morgan Chase Bank	171,400
Bankers Trust	53,100
Citibank London	108,500
Total	12,208,435

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	13:53 14-Nov-05
Number	0926U

RNS Number:0926U
Sage Group PLC
14 November 2005

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification today that as at 9 November 2005 Barclays PLC, through the legal entities listed below, has a notifiable interest in 64,333,079 Ordinary Shares of 1p each in the Company, representing 5.01% of the issued share capital.

Further information is provided.

Legal Entity	Holding
Barclays Life Assurance Co Ltd	2,542,649
Barclays Global Investors, N.A.	21,239,696
Barclays Global Investors Ltd	32,363,519
Barclays Global Investors Canada Ltd	60,453
Barclays Global Investors Japan Ltd	209,162
Gerrard Ltd	1,687,240
Barclays Capital Securities Ltd	446,128
Barclays Private Bank and Trust Ltd	20,000
Barclays Global Investors Australia Ltd	1,040,374
Barclays Global Investors Japan Trust & Banking	1,518,145
Barclays Private Bank Ltd	10,487
Barclays Global Fund Advisors	3,195,226
Group Holding	64,333,079

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	11:41 17-Nov-05
Number	2846U

RNS Number:2846U
Sage Group PLC
17 November 2005

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification on 16 November 2005 that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 66,444,273 Ordinary shares of 1p each of the Company.

This represents 5.170% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

Registered Holder	Number of Shares
Chase Nominees Limited	974,200
Nortrust Nominees	552,400
Total	1,526,600

Capital International Limited

Registered Holder	Number of Shares
State Street Nominees Limited	180,900
Bank of New York Nominees	15,906,045
Nortrust Nominees Limited	4,498,810
Chase Nominees Limited	7,565,260
Midland Bank plc	405,300
Bankers Trust	367,900
Barclays Bank	244,000
Citibank London	1,222,673
Morgan Guaranty	714,900
Nortrust Nominees Limited	9,290,578
Royal Bank of Scotland	790,000
State Street Bank & Trust Co.	2,436,037
Citibank	223,636
Deutsche Bank AG	3,330,699
HSBC Bank plc	2,154,100
Mellon Bank N.A.	988,300
Northern Trust South Africa	340,000
KAS UK	70,700

Mellon Nominees (UK) Limited	233,600
Bank One London	291,800
Total	51,255,238

Capital International S.A

Registered Holder	Number of Shares
Bank of New York Nominees	56,800
Chase Nominees Limited	808,200
Royal Bank of Scotland	136,100
Midland Bank plc	20,200
Lloyds Bank	53,500
Citibank Toronto	27,800
HSBC Bank plc	351,400
Total	1,454,000

Capital International, Inc.

Registered Holder	Number of Shares
State Street Nominees Limited	3,484,100
Bank of New York Nominees	1,338,534
Chase Nominees Limited	4,456,700
Nortrust Nominees	579,000
Northern Trust	72,400
Midland Bank plc	131,000
State Street Bank & Trust Co	987,800
Citibank NA Toronto	654,435
HSBC Bank plc	123,766
Citibank London	47,700
J P Morgan Chase Bank	171,400
Bankers Trust	53,100
Citibank London	108,500
Total	12,208,435

This information is provided by RNS
The company news service from the London Stock Exchange

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FOR IMMEDIATE RELEASE **30 November 2005**

SAGE PRE-TAX PROFIT UP 13% TO £205.4 MILLION FOR YEAR ENDED 30 SEPTEMBER 2005

The Sage Group plc ("Sage"), a leading supplier of accounting and business management software solutions and related services for small to medium-sized enterprises ("SMEs"), announces its unaudited results (prepared under UK GAAP) for the year ended 30 September 2005.

Financial highlights

- Turnover increased by 14%* to £776.6m (2004: £682.6m*)
- Operating profit increased by 14%* to £211.1m (2004: £184.5m*)
- Pre-tax profit increased by 13% to £205.4m (2004: £181.1m)
- Earnings per share increased by 13% to 11.18p (2004: 9.90p)
- Operating cash flow represented 114% of operating profit (2004: 120%)
- Proposed total dividend raised to 2.875p per share (2004: 2.33p), consistent with our dividend policy announced in December 2004

Operational and strategic highlights

- Organic revenue growth of 6%*, with growth in all regions and in both software licences and services
- Customer base expanded to 4.7m businesses (30 September 2004: 4.4m)
- Strong revenue growth and improved margins from 2004 acquisitions - SP, Softline and ACCPAC - which contributed 17% of Group revenue
- Established global CRM organisation to focus on development of our CRM products
- £101.0m invested in acquisitions in new and existing territories. Acquisition of Adonix after the year-end significantly expanded the French mid-market business
- Operating margin maintained at 27%*

Regional analysis*

	2005		2004	
£m	**Turnover**	**Operating profit**	**Turnover**	**Operating profit**
UK	195.8	74.5	185.8	71.7
Mainland Europe	189.3	46.5	172.6	40.6
North America	312.0	72.9	278.5	60.5
Rest of World	59.8	14.9	45.7	11.7
	756.9	208.8	682.6	184.5
Acquisitions:				
Mainland Europe	15.9	1.4	-	-
North America	3.8	0.9	-	-
	19.7	2.3	-	-
Foreign exchange impact*	-	-	5.0	1.1
	776.6	211.1	687.6	185.6

Chief Executive, Paul Walker, commented: "Our organic revenue growth continues to demonstrate the value of our key assets - our expanding customer base of 4.7 million businesses, our locally-developed software solutions and our network of 23,000 reseller partners.

Future growth will be based upon continued investment in locally-developed business software solutions to meet the evolving needs of SMEs; supporting our reseller partners; enhancing support for our customers with locally-delivered services; and acquisitions in both existing and new geographic markets.

The start to 2006 has been encouraging and we therefore view 2006 with confidence."

A presentation for analysts will be held at 9.30am today at Deutsche Bank, Winchester House, 1 Great Winchester Street, London EC2N 2DB. The presentation will also be available at www.sage.com. A live audio broadcast of the presentation will also be available for analysts. The dial-in number is +44 (0) 20 7162 0025.

Enquiries:
The Sage Group plc **+44 (0) 191 294 3068**
Paul Walker, Chief Executive
Paul Harrison, Finance Director
Phil Branston, Investor Relations

Tulchan Communications **+44 (0) 20 7353 4200**
Julie Foster
Kirstie Hamilton

**Foreign currency results for the year ended 30 September 2004 have been retranslated based on the average exchange rates for the year ended 30 September 2005 to facilitate the comparison of results.*

Overview
We are pleased to report a strong performance, with turnover increasing 14%* and earnings per share increasing 13%. These results demonstrate that our businesses have responded well to the competitive challenges they face. We maintained our strong market positions by providing locally-developed solutions, by working closely with our high quality reseller partner channel and by supporting customers with locally-based services. This enabled us to increase our customer base to 4.7 million businesses (30 September 2004: 4.4 million).

Fulfilling customers' needs
As a supplier of business software solutions to SMEs, our growth strategy has been based on meeting their evolving business requirements with localised software and related services. Our SME customers buy business software to address a variety of needs, ranging from basic book-keeping for small businesses, to business-wide solutions for larger, mid-market customers. As these needs change, our customers continue to enhance their solutions by selecting more advanced software from the broad range of products we offer. During the year, 70,000 customers purchased new mid-market solutions from Sage - either as new customers or by migrating from our small business solutions. This provides a significant opportunity to increase revenues from these customers, since they are more likely to enhance their solution over time and so subscribe to our support and service offerings.

In addition to providing more advanced "back office" software, we also offer our customers a range of software to help them manage processes elsewhere in their businesses. Our customers have exhibited increasing demand for customer relationship management ("CRM") software and, as a result, CRM, with organic revenue growth of 9%*, was our fastest-growing category of solutions in the year. Other software solutions - including payroll, human resources and industry-specific products - also contributed to our growth. This was stimulated by country-specific evolution of both government legislation and other business rules, which has increased the level of information that businesses are required to produce.

As our customers purchase more complex solutions, they increasingly opt to buy more of our services in order to run their systems more efficiently and produce useful business information. These additional services include both new support for added software and higher levels of support for existing software. In addition, more customers are choosing our combined subscriptions to both software and services, including feature upgrades, technical and advisory support and data transmission to accountants and government bodies.

Investing for growth
We continued our annual programme of upgrading our product portfolio in response to customer needs, releasing new and improved products in all of our markets. New product releases included improved integration with other Sage products and more consistent and intuitive user interfaces. We also invested in new applications that will enable customers to expand their solutions in future, such as business intelligence and payroll services. Our total investment in research and development grew by £8m*, or 11%*, and represented 28% of software revenue (2004: 28%*).

During the year, our CRM business delivered a product that enables customers to choose freely between software that is either rented, and provided via the web, or purchased as a traditional desktop PC application. In recognition of the growth potential of CRM, a global organisation has been established within Sage to increase our focus on this market and to direct the development of all CRM products. We have established new global branding for all CRM products and have set up a localisation centre to ensure advances in our CRM solutions are responsive to local needs. These initiatives will accelerate the development of CRM opportunities in new regions, whilst also adding focus to the development of our existing CRM businesses in North America and the UK.

Our investment activity also extended to our network of high-quality reseller and recommender partners. We provided more support for the sales and marketing activities of our 23,000 reseller partners. We also extended our sales activities with key influencers such as accountants and sales consultants.

**Foreign currency results for the year ended 30 September 2004 have been retranslated based on the average exchange rates for the year ended 30 September 2005 to facilitate the comparison of results.*

Acquisition in high-growth segments of the SME market remains an important part of Sage's growth strategy. As part of this strategy, we made a number of acquisitions during the year. These acquisitions took us into new markets and also enhanced our position in existing markets.

Financial review

Revenue and profitability
Revenues grew 14%* to £776.6m (2004: £682.6m*). Operating profit rose by 14%* to £211.1m (2004: £184.5m*) and pre-tax profit increased by 13% to £205.4m (2004: £181.1m). Earnings per share grew 13% to 11.18p (2004: 9.90p).

Organic revenue growth was 6%*. Organic revenue growth excludes the contributions of current- and prior-year acquisitions (together, 21% of revenues) and non-core products (3% of revenues).

Software revenues were £290.0m (2004: £258.2m*), showing organic growth of 6%*. During the year, over 300,000 businesses purchased Sage products for the first time. In addition, our existing customers continued either to upgrade their products or migrate to more sophisticated Sage solutions.

Services revenues, principally related to the provision of support services, were £486.6m (2004: £424.4m*), representing organic growth of 6%*. Support revenue grew by £48.9m*, or 14%*, to £391.4m and represented 50% of Group revenues. On an organic basis, support revenue grew 6%*, principally as a result of an increase in spend per customer. This increase resulted both from new support contracts associated with migration to more sophisticated software and from further take-up of premium support provided with existing contracts. The number of support contracts remained at 1.3 million (2004: 1.3 million). This included a growing proportion of recurring high-value mid-market contracts associated with continuous support subscriptions.

The Group's operating margin was maintained at 27% (2004: 27%*).

Acquisitions
During the year, we completed a number of significant acquisitions, for a total consideration of £101.0m. Details of the principal acquisitions are shown below.

Date	Business	Country	Enterprise Value (£m)
November 2004	Federal Liaison Services, Inc.	US	10.4
December 2004	C2G Informatique S.A.	France	5.3
January 2005	Simultan AG	Switzerland	9.5
April 2005	Symfonia	Poland	10.5
July 2005	Logic Control S.A.	Spain	54.7
September 2005	Cogestib	France	7.3
	Other small acquisitions		3.3
	TOTAL		101.0

After the end of the financial year, the acquisition of Adonix S.A. (enterprise value £78.4m, November 2005) extended our presence in France.

The three principal acquisitions completed in the prior year showed improved results against comparable prior-year periods. SP (Spain) showed revenue growth of 5%* and improved its operating margin to 31% (2004: 23%). ACCPAC (principally North America) showed revenue growth of 13%* and improved its operating margin to 23% (2004: 14%*). Softline (principally South Africa and Australia) showed revenue growth of 16%* and improved its operating margin to 23% (2004: 21%*).

**Foreign currency results for the year ended 30 September 2004 have been retranslated based on the average exchange rates for the year ended 30 September 2005 to facilitate the comparison of results.*

Cash flow
The Group remains highly cash generative with operating cash flow of £240.3m representing 114% of operating profit. This strong cash flow meant that, after expenditure on acquisitions of £101.0m, net debt stood at £106.9m at the year end (30 September 2004: £131.3m).

Dividend
In line with the Group's policy, announced in December 2004, of reducing dividend cover, over time, to 3.5 times, the proposed final dividend is being raised to 1.953p per share (2004: 1.719p), giving dividend growth for the full year of 23% to 2.875p (2004: 2.33p). Dividend cover will therefore reduce to 3.9 times and it is the Board's intention to move this cover to 3.5 times for the year ending 30 September 2006. The dividend will be payable on 8 March 2006 to shareholders on the register at close of business on 10 February 2006.

International Financial Reporting Standards
The Group will report for the first time under International Financial Reporting Standards (IFRS) for the half-year ending 31 March 2006. In early 2006, results for 2005, restated under IFRS, will be reported, together with the Group's IFRS accounting policies. The principal impacts of IFRS on the Group were illustrated in a presentation on 22 September 2005 (available at www.sage.com), by way of an unaudited restatement of 2004 results. This showed estimated reductions in revenue of 2%, pre-tax profit of 3% and earnings per share of 4%.

Regional review

UK
UK revenues were £195.8m (2004: £185.8m). Organic revenue growth of 5% resulted principally from the sale of upgrades of accounting and payroll products to existing customers. In addition, sales of both software and support were increased in key industry-specific solutions such as those for accountants.

The UK CRM business contributed revenues of £12m. Its 10% growth reflects increased adoption of Sage CRM products by our UK reseller partners. This has enabled our under-penetrated UK customer base to be targeted more effectively.

The operating margin improved in the second half of the year to 39% through effective cost management. The operating margin for the full year was 38% (2004: 39%).

Mainland Europe
Revenues in Mainland Europe were £205.2m (2004: £172.6m*). Organic revenue growth of 7%* resulted from customers migrating to more sophisticated software and from increased take-up of both premium support services and continuous subscriptions combining software and support. Sales of both software and support were also favourably impacted by changes in payroll legislation.

The acquisition of Simultan significantly expanded coverage of the mid-market in Switzerland. The acquisition of Logic Control, a leading mid-market vendor, complemented our existing small business division in Spain. The acquisition of Symfonia established a leading presence in the attractive Polish market. Two French acquisitions, C2G Informatique and Cogestib, established leading industry-specific presences in the distribution sector.

After the end of the financial year, the acquisition of Adonix extended our presence in the French mid-market. For the year ended 31 December 2004, its last full year prior to acquisition, its revenue was £42.6m** and its operating profit was £9.6m**. Adonix will provide advanced solutions for our mid-market customers, including industry-specific software for real estate and manufacturing.

*** All financial information calculated on the basis of £1 = Euro 1.480.*

**Foreign currency results for the year ended 30 September 2004 have been retranslated based on the average exchange rates for the year ended 30 September 2005 to facilitate the comparison of results.*

The overall operating margin in Mainland Europe was 23% (2004: 24%*), having been reduced by the initial impact of acquisitions completed during 2005.

North America
Revenues in North America were £315.8m (2004: £278.5m*). Organic revenue growth was 6%*.

Revenues from the small business division were £100.9m (2004: £90.8m*), including the impact of acquisitions. Organic revenue growth of 4%* resulted from new and existing customers adopting premium versions of existing products, together with support services for these products. These products include industry-specific and multi-user features. Sales of all these products benefited from the development of sales channels comprising recommenders and consultants.

Revenues from the mid-market division were £214.9m (2004: £187.7m*), including the impact of acquisitions. Organic revenue growth of 7%* resulted from customers purchasing both new solutions and adding to existing solutions, including new and renewed support services. These results reflected increased support for the sales and marketing activity of our reseller partners.

We introduced a range of additional payroll services, including full payroll outsourcing, for our 270,000 North American payroll customers. During the year, 5,000 customers subscribed to these services. This business was enhanced by the acquisition of Federal Liaison Services, a payroll services supplier, in November 2004.

The operating margin increased to 23% (2004: 22%*) as a result of profitable growth in the core businesses and of improving margins in 2004's ACCPAC acquisition.

Rest of World
This region contributed revenues of £59.8m (2004: £45.7m*). The two largest businesses, in South Africa and Australia, showed strong revenue growth and raised margins through increased support penetration, improved payroll solutions and migration of customers to mid-market solutions. In Asia, investments in marketing within the ACCPAC businesses acquired in 2004 reduced margins in comparison with the prior year. The overall operating margin for the region was 25% (2004: 26%*)

People
We now employ nearly 10,000 people (2004: 8,000), the increase resulting principally from acquisitions. The successful integration of acquired businesses into our local operations has ensured that this year's acquisitions are already combining effectively with our existing activities. In all our businesses, our people have demonstrated commitment to meeting the needs of our customers and their achievements have been reflected in numerous industry awards for product quality and customer service. We have also benefited from new ideas on business processes and products, thanks to the innovative approach of our people. We thank our people for their contribution to the year's performance.

During the year, two non-executive directors, John Constable and Kevin Howe, retired from the Group Board. John Constable joined the Board in 1995 and chaired its Audit Committee from 1996. John played a key role in facilitating and challenging the development of the Group's strategic vision. Kevin Howe joined the Board in 1992 as an executive director with responsibility for our US businesses. On retirement from his executive role in 2001, Kevin became a non-executive director. Kevin was an early and expert advocate of customer base marketing. We thank John and Kevin for their valuable contributions to the Board.

In December 2004, Tamara Ingram joined the Board as a non-executive director. Tamara, a senior executive of WPP, has a wide range of experience in brand marketing within service businesses.

**Foreign currency results for the year ended 30 September 2004 have been retranslated based on the average exchange rates for the year ended 30 September 2005 to facilitate the comparison of results.*

Outlook
Our organic revenue growth continues to demonstrate the value of our key assets - our expanding customer base of 4.7 million businesses, our locally-developed software solutions and our network of 23,000 reseller partners.

Future growth will be based upon continued investment in developing localised business software solutions to meet the evolving needs of SMEs; supporting our reseller partners; enhancing support for our customers with locally-delivered services; and acquisitions in both existing and new geographic markets.

The start to 2006 has been encouraging and we therefore view 2006 with confidence.

**Foreign currency results for the year ended 30 September 2004 have been retranslated based on the average exchange rates for the year ended 30 September 2005 to facilitate the comparison of results.*

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 30 September 2005

	Note	Year ended 30 September 2005 (Unaudited) £'000	Year ended 30 September 2004 (Audited) £'000
Turnover	1	776,621	687,585
Operating profit	1	211,056	185,607
Net interest payable		(5,699)	(4,463)
Profit on ordinary activities before taxation		205,357	181,144
Taxation on profit on ordinary activities	3	(61,769)	(54,343)
Profit on ordinary activities after taxation		143,588	126,801
Equity minority interest		(84)	(65)
Profit for the financial year		143,504	126,736
Equity dividends	6	(36,946)	(29,876)
Retained profit transferred to reserves		106,558	96,860
Earnings per share (pence) – basic	5	11.18p	9.90p
Earnings per share (pence) – diluted	5	11.10p	9.85p
Dividend per share (pence)	6	2.875p	2.33p

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 30 September 2005

	Year ended 30 September 2005 (Unaudited) £'000	Year ended 30 September 2004 (Audited) £'000
Profit for the financial year	143,504	126,736
Translation of foreign currency net investments and related borrowings	13,422	(39,278)
Total recognised gains and losses relating to the year	156,926	87,458

CONSOLIDATED BALANCE SHEET
As at 30 September 2005

	30 September 2005 (Unaudited) £'000	30 September 2004 (Audited) £'000
Fixed assets		
Intangible assets	1,127,722	994,804
Tangible assets	123,300	123,998
	1,251,022	**1,118,802**
Current assets		
Stocks	3,549	3,217
Debtors	149,866	121,597
Deferred tax asset	8,959	9,028
Cash at bank and in hand	69,066	74,341
	231,440	**208,183**
Creditors: amounts falling due within one year	(228,348)	(204,018)
Net current assets	**3,092**	**4,165**
Total assets less current liabilities	**1,254,114**	**1,122,967**
Creditors: amounts falling due after more than one year	(176,257)	(199,675)
Deferred income	(219,994)	(190,926)
Equity minority interest	(200)	(178)
Net assets	857,663	732,188
Capital and reserves		
Called up equity share capital	12,853	12,818
Share premium account	450,978	446,284
Merger reserve	61,111	61,111
Profit and loss account	332,721	211,975
Equity shareholders' funds	857,663	732,188

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2005

	Note	Year ended 30 September 2005 (Unaudited) £'000	Year ended 30 September 2004 (Audited) £'000
Net cash inflow from operating activities		240,298	221,812
Returns on investments and servicing of finance			
Interest received		2,821	2,539
Interest paid		(8,086)	(6,510)
Issue cost of loans		-	(1,428)
Net cash outflow from returns on investments and servicing of finance		(5,265)	(5,399)
Taxation			
Corporation tax paid		(57,331)	(23,818)
Capital expenditure			
Payments to acquire fixed assets		(20,747)	(47,088)
Receipts from sales of fixed assets		3,503	5,614
Net cash outflow from capital expenditure		(17,244)	(41,474)
Acquisitions and disposals			
Purchase of subsidiary undertakings:			
Net cash consideration - current year acquisitions		(100,646)	(159,771)
- prior year acquisitions		(323)	(10,897)
Net cash outflow from acquisitions and disposals		(100,969)	(170,668)
Equity dividends paid		(33,885)	(21,843)
Cash inflow/(outflow) before financing and management of liquid resources		25,604	(41,390)
Management of liquid resources			
Reduction/(increase) in short term deposits		1,115	(3,756)
Financing			
Shares issued		4,582	3,064
Movement in loan funding		(35,438)	15,479
Net cash (outflow)/inflow from financing		(30,856)	18,543
Decrease in cash in the year	2	(4,137)	(26,603)

NOTES
For the year ended 30 September 2005

1. Analysis of results*

	2005		2004	
	Turnover £'000	Operating profit £'000	Turnover* £'000	Operating profit* £'000
UK	195,744	74,529	185,728	71,665
Mainland Europe	189,281	46,464	172,615	40,623
North America	312,033	72,892	278,527	60,498
Rest of World	59,823	14,929	45,699	11,768
	756,881	**208,814**	**682,569**	**184,554**
Acquisitions:				
Mainland Europe	15,933	1,392	-	-
North America	3,807	850	-	-
	19,740	**2,242**	-	-
Impact of foreign exchange	-	-	5,016	1,053
	776,621	**211,056**	**687,585**	**185,607**

*The 2005 trading results for businesses located outside the UK were translated into Sterling at the average exchange rates for the year. For our two most significant foreign operating currencies, the US Dollar and the Euro, the resulting rates were £1=$1.85 and £1=€1.45 respectively. Results for the year ended 30 September 2004 have been retranslated at these exchange rates to facilitate the comparison of results. The Group does not hedge this translational exposure.

2. Analysis of change in net debt

	At 1 October 2004 £'000	Cash flow £'000	Exchange movement/ other £'000	At 30 September 2005 £'000
Net cash at bank and in hand	69,543	(4,137)	-	**65,406**
Short term deposits	4,798	(1,115)	(23)	**3,660**
Loans due within one year	(6,184)	6,451	(488)	**(221)**
Loans due after more than one year	(199,475)	28,987	(5,254)	**(175,742)**
	(131,318)	**30,186**	**(5,765)**	**(106,897)**

3. Taxation

The taxation charge for the year comprises:

	Year ended 30 September 2005 £'000	Year ended 30 September 2004 £'000
Current taxation		
UK taxation	24,892	23,018
Overseas taxation	31,242	19,517
	56,134	42,535
Deferred taxation	5,635	11,808
	61,769	**54,343**

The taxation charge gives an effective rate of 30% (2004: 30%).

4. The unaudited financial information set out above does not constitute the Company's statutory accounts for the year ended 30 September 2005. The accounting policies used as a basis for this results announcement are consistent with the Company's statutory accounts for the year ended 30 September 2004, which have been delivered to the Registrar of Companies.

The Group results for the year ended 30 September 2004 have been extracted from those statutory accounts. The Auditors' Report on the accounts to 30 September 2004 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. Accounts to 30 September 2005 will be delivered in due course.

5. Earnings per share

The calculation of basic earnings per ordinary share is based on earnings of £143,504,000 (2004: £126,736,000) being the profit for the year and on 1,283,347,008 ordinary 1p shares (2004: 1,280,276,310) being the weighted average number of ordinary shares in issue during the year.

The diluted earnings per ordinary share is based on profit for the year of £143,504,000 (2004: £126,736,000) and on 1,292,449,612 ordinary 1p shares (2004: 1,286,153,099).

6. Dividends

The final dividend of 1.953 pence per share will be paid on 8 March 2006 to shareholders on the register at the close of business on 10 February 2006.

7. Annual report

The annual report and accounts will be posted to shareholders shortly and thereafter copies will be available from the Secretary, The Sage Group plc, North Park, Newcastle upon Tyne, NE13 9AA.